UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 13d-2(b)

(Amendment No. __)*

______________________________

Dex Media, Inc.

(Name of Issuer)

______________________________

Common Stock, par value $0.001

(Title of Class of Securities)

25213A107

(CUSIP Number)

April 14, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25213A107	Page 2 of 4

1. Names of Reporting Persons. Wedgewood Holdings Inc.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 900,000
6. Shared Voting Power 0
7. Sole Dispositive Power 900,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 900,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.1%
12. Type of Reporting Person CO

All percentages set forth on the cover page to this Schedule 13G were calculated based upon based upon 17,563,744  shares of Common Stock outstanding as of October 30, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

ITEM 1.

(a) Name of Issuer:

Dex Media, Inc. (the “Company”)

(b) Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are at 2200 West Airfield Drive, P.O. Box 619810, D/FW Airport, Texas 75261.

ITEM 2.

(a) Name of Person Filing:

The name of the person filing this statement on Schedule 13G is Wedgewood Holdings Inc. (the “Reporting Person”).

(b) Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Person is 2006 Lindell Avenue, Nashville, TN 37203.

(c) Citizenship:

The Reporting Person is a Nevada corporation.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

(e) CUSIP Number:

25213A107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §§.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §.240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________________________

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

900,000 shares of Common Stock.

(b) Percent of class:

5.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 900,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 900,000

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2016

WEDGEWOOD HOLDINGS INC.

By:	/s/ Chris Jarratt
Name:	Chris Jarratt
Its:	President